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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G
                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Opinion Research Corporation
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    683755102
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                                 (CUSIP NUMBER)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            / /   Rule 13d-1(b)
            / /   Rule 13d-1(c)
            /X/   Rule 13d-1(d)

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided for in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

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   CUSIP No. 683755102                                     Page 2 of 5 pages
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1.    NAME OF REPORTING PERSONS:  JOHN F. SHORT
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)   [ ]
                                                            (b)   [ ]

3.    SEC USE ONLY


4.    CITIZENSHIP or PLACE OF ORGANIZATION                     United States

  NUMBER OF
   SHARES     5.   SOLE VOTING POWER                                 468,687
BENEFICIALLY
  OWNED BY    6.   SHARED VOTING POWER                                     0
    EACH
  REPORTING   7.   SOLE DISPOSITIVE POWER                            331,187
 PERSON WITH
              8.   SHARED DISPOSITIVE POWER                                0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   468,687

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES:                                                    [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                7.14%

12.   TYPE OF REPORTING PERSON                                            IN


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                                  SCHEDULE 13G

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   CUSIP No. 683755102                                     Page 3 of 5 pages
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Item 1(a).  Name of Issuer:

                  Opinion Research Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  600 College Road East, Suite 4100
                  Princeton, New Jersey  08540

Item 2(a).  Name of Person Filing:

                  John F. Short

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                  600 College Road East, Suite 4100
                  Princeton, New Jersey  08540

Item 2(c).  Citizenship:

                  United States

Item 2(d).  Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

                  683755102

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:  Not Applicable

            (a) [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act;

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                    Exchange Act;

            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Exchange Act;

            (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)
                    (E);

            (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
                    Rule 13d-1(b)(1)(ii)(F);


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                                  SCHEDULE 13G

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   CUSIP No. 683755102                                     Page 4 of 5 pages
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            (g) [ ] Parent Holding Company or Control Person in accordance with
                    Rule 13d-1(b)(1)(ii)(G);

            (h) [ ] Saving Association as defined in Section 3(b) of The
                    Federal Deposit Insurance Act;

            (i) [ ] Church Plan that is excluded from the definition of an
                    Investment Company under Section 3(c)(14) of the Investment Company Act;

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

            (a)   Amount beneficially owned:          468,687  (1)

            (b)   Percent of Class:                      7.14%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:           468,687

                  (ii)  Shared power to vote or to direct the vote:            0

                  (iii) Sole power to dispose or direct the disposition
                        of:                                              331,187

                  (iv)  Shared power to dispose or to direct the disposition
                        of:                                                    0

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            As co-trustee of Opinion Research Corporation's 401(k) retirement plan, Mr. Short has sole voting power over the 157,500 shares held for the benefit of the plan's participants. Mr. Short is the owner of, and has sole dispositive power over, 20,000 of the shares held in that plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable


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                                  SCHEDULE 13G

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   CUSIP No. 683755102                                     Page 5 of 5 pages
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Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable

Explanatory Note:

(1) Includes options exercisable for 165,001 shares of common stock within 60 days hereof. Also includes 157,500 shares of common stock held in the issuer's 401(k) Retirement Plan, of which Mr. Short is co-trustee and has sole voting power. Does not include 49,896 shares of common stock held in trusts for the benefit of Mr. Short's children; Mr. Short disclaims beneficial ownership of such shares.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 11, 2005
                                      ----------------------------------
                                                   (Date)

                                              /s/ John F. Short
                                      ----------------------------------
                                                 (Signature)

                                                John F. Short
                                      ----------------------------------
                                                (Name/Title)


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